 Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Maverix Metals Inc. (“Maverix” or the “Company”) 510 Burrard Street, Suite 575 Vancouver, BC V6C 3A8

Item 2:	Date of Material Change

September 1, 2021

Item 3:	News Release

A news release announcing the material change was issued on September 2, 2021 and a copy has been filed on SEDAR.

Item 4:	Summary of Material Change

Maverix completed an amendment and increase to its revolving credit facility, allowing the Company to borrow up to US$160 million (the “Amended Facility”).

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

Maverix completed the Amended Facility. Maverix intends to use the Amended Facility for future royalty and stream acquisitions and general corporate purposes.

The amounts drawn on the Amended Facility are subject to interest at LIBOR plus 1.875% to 3.0% per annum, and the undrawn portion of the Amended Facility is subject to a standby fee of 0.422% to 0.675% per annum, both of which are dependent on the Company’s leverage ratio. The Amended Facility has a term of 4 years, maturing in September 2025. Currently, the Company has nothing drawn from the Amended Facility and, therefore, the full $160 million remains available.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

C. Warren Beil, General Counsel Telephone: (604) 449-9295

Item 9:	Date of Report

September 10, 2021